# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Informatica Inc., CIK 0001868778
CUSIP: 45674M101
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2100 Seaport Boulevard, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-042381
Filed by CIK 0001889734

## Reporting persons
- Ithaca L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); member of a group; sole voting power 0; shared voting power 22,258,647; sole dispositive power 0; shared dispositive power 22,258,647; aggregate amount beneficially owned 22,258,647 (8.5% of the class)
- Ithaca G.P. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); member of a group; sole voting power 0; shared voting power 22,258,647; sole dispositive power 0; shared dispositive power 22,258,647; aggregate amount beneficially owned 22,258,647 (8.5% of the class)

## Item 1. Issuer
Name of issuer: Informatica Inc.
Address of issuer's principal executive offices: 2100 Seaport Boulevard Redwood City CA 94063

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Ithaca L.P.
Ithaca G.P. Limited
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is P.O. Box 503, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 6DJ.
Citizenship: Each of the Reporting Persons is organized under the laws of the Bailiwick of Guernsey.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G/A is hereby incorporated by reference into this Item 4. The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2024, based upon 261,320,807 shares of Class A Common Stock outstanding as of October 29, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2024.

Ithaca L.P. is the record holder of the securities reported herein. Ithaca G.P. Limited, as the general partner of Ithaca L.P., may be deemed to share beneficial ownership of the securities held of record by Ithaca L.P.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement, incorporated by reference to: https://www.sec.gov/Archives/edgar/data/1868778/000119312522042381/d283454dex991.htm

Identification and Classification of Members of the Group: https://www.sec.gov/Archives/edgar/data/1868778/000089534523000154/ff1758895_13ga1-ex992.htm

## Signatures
- Ithaca L.P.: By Ithaca G.P. Ltd, its general partner, /s/ Geerish Bissessur, Geerish Bissessur, Director (02/13/2025)
- Ithaca G.P. Limited: /s/ Geerish Bissessur, Geerish Bissessur, Director (02/13/2025)